

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 11, 2010

Ms. Yan Guo
Chief Financial Officer
Ever-Glory International Group Inc.
100 N. Barranca Ave. #810
West Covina, CA 91791

> **RE: Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **Form 10-Q/A for the period ended September 30, 2009**
> **File No. 1-34124**

Dear Ms. Guo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief